July 29, 2024

Lina Liu
Chief Financial Officer
Yubo International Biotech Ltd
Room 105, Building 5, 31 Xishiku Avenue
Xicheng District, Beijing, China 100034

       Re: Yubo International Biotech Ltd
           Form 10-K filed April 12, 2024
           File No. 000-21320
Dear Lina Liu:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services